Prudential Investments LLC

655 Broad Street

Newark, New Jersey 07102

November 1, 2016

The Board of Directors
Prudential Investment Portfolios, Inc. 17
655 Broad Street
Newark, New Jersey 07102

Re: Prudential Total Return Bond Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 28, 2018, to reimburse and/or waive fees so that the Fund’s net annual operating expenses do not exceed 0.51% of the Fund’s average daily net assets (exclusive of 12b-1 fees, extraordinary expenses and certain other expenses, such as taxes, interest, and brokerage commissions).

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President